Exhibit 99

NEWS RELEASE

SHAW PROVIDES DIVIDEND RATE NOTICE FOR CUMULATIVE REDEEMABLE

FLOATING RATE CLASS 2 PREFERRED SHARES, SERIES B

Calgary, Alberta (September 3, 2019) – Shaw Communications Inc. (“Shaw”) announced today that it has given the registered shareholders of its Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) notice of dividend rates.

The Floating Quarterly Dividend Rate for the Series B Shares was set at 3.638% for the Quarterly Floating Rate Period from and including September 30, 2019 to, but excluding, December 31, 2019. The Floating Quarterly Dividend Rate will be reset every quarter.

The Series B Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.B.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca